

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2023

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Ltd Co
Mespil Business Centre, Mespil House, Sussex Road,
Dublin 4, Ireland

> **Re: SMX (Security Matters) Public Ltd Co**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 17, 2023**
> **File No. 333-270674**

Dear Haggai Alon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1/A filed March 23, 2023

Cover Page

1. Please disclose on your cover page the price (and formula for determining it) at which Lincoln Park will receive your shares pursuant to the Purchase Agreement and the term of the Purchase Agreement.

Prospectus Summary, page 1

2. Please disclose, if true, that while the selling securityholder may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include

appropriate risk factor disclosure.

3.   Please update your disclosure to reflect the amount that would be available to the Company under the Standby Equity Purchase agreement based on the current trading price of the Company's Ordinary Shares. Further, disclose the amount available to the Company under the applicable floor price.

Risk Factors, page 17

4.   In your risk factor summary, you highlight multiple risks but fail to include related risk factor disclosure. For example, you note that management has limited experience in operating a public company in the U.S but fail to include a related risk factor. You also note that the stock price of your ordinary shares may be volatile but fail to include a related risk factor. These are non-exhaustive examples. Please update your risk factor disclosure to accurately reflect the summary.

It is not possible to predict the actual number of shares we will sell under the SEPA . . ., page 30

5.   Advise whether there is a risk that the potential depressive effect on your share trading price due to the substantial number of shares you are registering for resale may also limit your ability to utilize the Standby Equity Purchase Agreement to enhance your cash resources. For example, advise whether a decline in the trading price of your common shares may affect the ability or rate at which Yorkville sells its shares of your Common Stock and, as a result, may restrict the amount or timing of additional financing you are able to obtain pursuant to the Standby Equity Purchase Agreement in light of the Beneficial Ownership Limitation.

Liquidity and Capital Resources, page 77

6.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Ordinary Shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

General

7.   Please disclose whether the company is aware of any material adverse trends, events or transactions that have occurred subsequent to June 30, 2022 that would materially impact an investor's understanding of your business, financial condition, results of operations and cash flows. Refer to Item 303 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen Fox